UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch to Launch Extensive New Slate of Film Projects at Cannes International Film Festival

Company's Largest-ever Lineup of Titles Reflects Continued High-Growth Strategy to Develop Films for Worldwide Entertainment Market

TORONTO--(MARKET WIRE)- May 15, 2006 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.LV.TO - News), one of North America's fastest growing independent entertainment companies, is pleased to announce that it will market its largest-ever slate of feature film projects at this year's Cannes International Film Festival and Feature Market, which runs May 17-28.

The Company's slate of 11 new feature films to be marketed at Cannes for international distribution reflects the rapid growth of Peace Arch's film pipeline since the beginning of the Company's fiscal year on September 1, 2005.  A key component of Peace Arch's strategic business goals is the production and acquisition of new film properties for both its Peace Arch Films label and its fast-growing, recently established Archetype Films banner.

The slate includes four new titles currently in production to be sold under the Peace Arch Films label.  The Company will also market an additional seven new titles through its Archetype Films division, which focuses on films in the horror, thriller, action and sci-fi genres.  All of the films will be offered to distributors in the U.S. and throughout the world along with other films already in the Peace Arch catalogue.

The Peace Arch strategic development plan calls for the production or acquisition of 4 to 6 films per year intended for theatrical release and sold under the Peace Arch Films label.  The Company's Archetype Film division is on track to reach its goal of releasing 10 to 12 horror and other genre titles per year, which are intended primarily for worldwide DVD and television markets.  Peace Arch recently announced a multi-picture U.S. DVD distribution agreement for its Archetype projects with Genius Products Inc., one of the leading independent home entertainment distributors in North America.  Much of the Archetype slate has already been licensed to major distributors in Canada, Spain, the United Kingdom, Germany and numerous other territories.

"During the last two quarters Peace Arch has been very successful in aggressively expanding both our film production slate and our sales and marketing infrastructure," said John Flock, President of Peace Arch Entertainment. "We've added highly regarded industry veterans like former HBO Films international sales chief Penny Wolf and former Paramount Television international sales head Gary Marenzi to our team; we acquired KaBOOM! Entertainment, one of the best DVD distribution companies in Canada; and we recently entered into an agreement to acquire the 500-title Castle Hill/Dream film library and bring on board Dream's Mark Balsam, one of the most knowledgeable executives in the U.S. distribution market.  We've also added top-notch staff in the supporting roles while at the same time filling the distribution pipeline with eleven exciting new films to be marketed at Cannes next week. We believe our investment in product and infrastructure over the past few quarters has given Peace Arch a strong portfolio of projects to sell and a great team to sell them as we enter this new season of sales for the North American and international film marketplace."

Among Peace Arch's latest film acquisitions is the feature "In Tranzit," starring John Malkovich ("Being John Malkovich"), Thomas Kretchmann ("King Kong") and Vera Farmiga ("The Manchurian Candidate") in a gripping drama set in a World War II Soviet prison camp and "How to Change in Nine Weeks" a compelling true story about the perils of teenage life.  Other new and recent titles in the Peace Arch slate include:

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"Chapter 27" (Lindsay Lohan, Jared Leto)

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"Delirious" (Steve Buscemi, Michael Pitt)

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"Guantanamero" (Rupert Evans, Sir Derek Jacobi)

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"Shadows in the Sun" (Harvey Keitel, Joshua Jackson)

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"The Confessor" (Christian Slater, Molly Parker)

The Archetype Films titles being presented include:

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"The Last Sect" (David Carradine)

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"5ive Girls" (Ron Perlman)

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"Warriors of Terra" (Edward Furlong)

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"Heartstopper" (Robert Englund)

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"Ultimate Killing Machine" (Michael Madsen)

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"Troubled Waters" (Jennifer Beals)

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"The Veteran" (Ally Sheedy)

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"The Stranger Game" (Mimi Rogers)

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"The Keeper" (Dennis Hopper")

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"Hollywood Flies" (Brad Renfro)

To view an online presentation of the Company's Cannes 2006 Market Letter, please visit http://www.trilogy-capital.com/tcp/peace-arch/cannes.html.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature film and television programs for distribution to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films oriented towards the major international film festivals such as Cannes, Venice and Toronto. The Company's Archetype Film label focuses on projects in the horror, thriller and action genres. Peace Arch Television specializes in the licensing of the Company's own productions and third party projects to Canadian and international broadcasters, cable and satellite companies. Peace Arch Home Entertainment, under the KaBOOM! Entertainment, Inc. banner, is one of the leading distributors of DVDs and related products in Canada. Peace Arch recently entered into an agreement with Castle Hill Productions and Dream LLC to acquire their library of more than 500 classic, contemporary and genre films, which is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Market Wire

Contacts:

Peace Arch Entertainment Group Inc. Nicole Spracklin 416-487-0377 ext. 237 nspracklin@peacearch.com	Trilogy Capital Partners Paul Karon Toll-free: 800-592-6067 paul@trilogy-capital.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	May 15, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

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Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

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D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

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